UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the report on Form 6-K furnished by CN Energy Group. Inc. (the “Company”) to the Securities and Exchange Commission on April 2, 2026 (the “Original Report”). The Original Report disclosed, among other things, the March 31, 2026 closing of the acquisition by CNEY Canada Inc., a wholly owned subsidiary of the Company, of all of the issued and outstanding shares of Blessing Logistics Ltd., an Alberta corporation (“Blessing Logistics”), pursuant to the Amended and Restated Share Purchase Agreement dated March 30, 2026.

The Company is furnishing this Amendment solely to supplement the Original Report with (i) the audited financial statements of Blessing Logistics as of and for the years ended September 30, 2025 and 2024, (ii) the unaudited condensed financial statements of Blessing Logistics as of and for the six months ended March 31, 2026, and (iii) the unaudited pro forma condensed combined financial information of the Company giving effect to the acquisition of Blessing Logistics. These financial statements and pro forma financial information are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this Amendment and are incorporated herein by reference.

The unaudited pro forma condensed combined financial information included in this Amendment has been presented for informational purposes only to illustrate the estimated effects of the acquisition and is not necessarily indicative of the results of operations or financial condition that would have been achieved had the acquisition been completed as of the dates indicated, nor is it indicative of the Company’s future results of operations or financial condition.

Except as expressly described above, this Amendment does not amend or update any other information in the Original Report.

This Amendment, including Exhibits 99.1, 99.2 and 99.3 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292319), as amended, and the prospectus included therein, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT

Exhibit No.	Description
23.1	Consent of Enrome LLP
99.1	Audited Financial Statements of Blessing Logistics Ltd. as of and for the Years Ended September 30, 2025 and 2024
99.2	Unaudited Condensed Financial Statements of Blessing Logistics Ltd. as of and for the Six Months Ended March 31, 2026
99.3	Unaudited Pro Forma Condensed Combined Financial Information of CN Energy Group. Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: October 23, 2026	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

	By:	/s/ Jinwu Huang
	Name:	Jinwu Huang
	Title:	Chief Financial Officer

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